Filed by The Rubicon Project, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Telaria, Inc.

(Commission File No. 001-35982)

The following communication is being filed in connection with the proposed strategic combination between The Rubicon Project, Inc. (“Rubicon Project”) and Telaria, Inc. (“Telaria”):

The following investor deck was made available in connection with the proposed strategic combination on December 19, 2019.

Rubicon Project and Telaria Merger Presentation Creates Largest Independent Sell-Side Advertising Platform December 19, 2019 1Rubicon Project and Telaria Merger Presentation Creates Largest Independent Sell-Side Advertising Platform December 19, 2019 1

Overview ➢ Creates largest independent sell-side advertising platform ➢ Poised to capture growth in Connected TV ➢ Buyers gain an essential omnichannel global partner across all formats ➢ Stock-for-stock merger transaction approved unanimously by both boards of directors ➢ Strong combined balance sheet with $150 million in cash and no debt as of 9/30/19 ➢ Complementary global geographic fit with positive revenue synergies ➢ Robust technology with unrivaled capabilities in scale and enterprise video applications ➢ Expect annual cost synergy savings of $15-20 million 2Overview ➢ Creates largest independent sell-side advertising platform ➢ Poised to capture growth in Connected TV ➢ Buyers gain an essential omnichannel global partner across all formats ➢ Stock-for-stock merger transaction approved unanimously by both boards of directors ➢ Strong combined balance sheet with $150 million in cash and no debt as of 9/30/19 ➢ Complementary global geographic fit with positive revenue synergies ➢ Robust technology with unrivaled capabilities in scale and enterprise video applications ➢ Expect annual cost synergy savings of $15-20 million 2

Category Leaders in Formats & Features FEATURES ✓ TV-Like Ad Podding ✓ Addressable CTV ✓ Creative Controls ✓ Robust Buyer Tools ✓ Robust Publisher Tools ✓ ID Rubicon Project ✓ Real-Time Reporting Telaria ✓ Live Analytics Both 3Category Leaders in Formats & Features FEATURES ✓ TV-Like Ad Podding ✓ Addressable CTV ✓ Creative Controls ✓ Robust Buyer Tools ✓ Robust Publisher Tools ✓ ID Rubicon Project ✓ Real-Time Reporting Telaria ✓ Live Analytics Both 3

Market-Leading Global Scale GLOBAL OPPORTUNITIES ● Balanced geographic strength ● Sales synergies across all markets ● Product expansion opportunities across multiple markets 4Market-Leading Global Scale GLOBAL OPPORTUNITIES ● Balanced geographic strength ● Sales synergies across all markets ● Product expansion opportunities across multiple markets 4

Global Digital Ad Spend (Billions) Source: Magna Global 5 21% -3% 14% CAGR - 5% CAGRGlobal Digital Ad Spend (Billions) Source: Magna Global 5 21% -3% 14% CAGR - 5% CAGR

Attractive Markets - CTV & Video Ad Spend Source: Magna Global Source: eMarketer 6Attractive Markets - CTV & Video Ad Spend Source: Magna Global Source: eMarketer 6

CTV Has Eclipsed Pay TV Source: eMarketer Source: eMarketer 7CTV Has Eclipsed Pay TV Source: eMarketer Source: eMarketer 7

Combined Financial Overview 1 LTM 9/30/19 ($ in millions) RUBI TLRA Combined Revenue $149.3 $68.1 $217.4 Gross Margin $89.8 $55.8 $145.6 Gross Margin % 60.1% 81.9% 66.9% Net Loss ($29.2) ($7.2) ($36.4) 2 Adjusted EBITDA $20.3 $2.3 $22.6 3 Adjusted EBITDA% 13.6% 3.4% 10.4% (1) Includes combined reporting results from both companies for the twelve months ended 9/30/19. Excludes any future expected synergies. (2) Adjusted EBITDA is a non-GAAP financial measure. Please see the discussion in the section called ”Non-GAAP Financial Measures” and the reconciliation included at the end of this presentation. (3) Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue 8Combined Financial Overview 1 LTM 9/30/19 ($ in millions) RUBI TLRA Combined Revenue $149.3 $68.1 $217.4 Gross Margin $89.8 $55.8 $145.6 Gross Margin % 60.1% 81.9% 66.9% Net Loss ($29.2) ($7.2) ($36.4) 2 Adjusted EBITDA $20.3 $2.3 $22.6 3 Adjusted EBITDA% 13.6% 3.4% 10.4% (1) Includes combined reporting results from both companies for the twelve months ended 9/30/19. Excludes any future expected synergies. (2) Adjusted EBITDA is a non-GAAP financial measure. Please see the discussion in the section called ”Non-GAAP Financial Measures” and the reconciliation included at the end of this presentation. (3) Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue 8

Transaction Overview ● Stock-for-stock deal - TLRA shares exchange at ratio of 1.082 into RUBI shares at closing Stock Terms ● RUBI to represent 52.9% ownership of combined company ● TLRA to represent 47.1% ownership of combined company ● Michael Barrett is Chief Executive Officer ● Mark Zagorski is President & Chief Operating Officer Governance ● David Day is Chief Financial Officer ● Paul Caine is Chairperson of the Board ● Subject to regulatory approval ● Requires each company’s shareholder approval Process ● Expected close date is in first half 2020 - subject to & Timing customary closing conditions 9Transaction Overview ● Stock-for-stock deal - TLRA shares exchange at ratio of 1.082 into RUBI shares at closing Stock Terms ● RUBI to represent 52.9% ownership of combined company ● TLRA to represent 47.1% ownership of combined company ● Michael Barrett is Chief Executive Officer ● Mark Zagorski is President & Chief Operating Officer Governance ● David Day is Chief Financial Officer ● Paul Caine is Chairperson of the Board ● Subject to regulatory approval ● Requires each company’s shareholder approval Process ● Expected close date is in first half 2020 - subject to & Timing customary closing conditions 9

Appendix 10Appendix 10

Rubicon Project Reconciliation of Net Loss to Adjusted EBITDA 11Rubicon Project Reconciliation of Net Loss to Adjusted EBITDA 11

Telaria Reconciliations of Net Loss to Adjusted EBITDA (1) Includes sublease income for our former office locations (2) Reflects lease costs for our prior corporate facilities, previously recorded in interest and other income (expenses) which are now required to be recorded in operating expenses as a result of the adoption of ASC 842 (3) Represents acquisition related costs incurred in connection with our acquisition of SlimCut Media ( SlimCut ) in June 2018 (4) Reflects expense incurred based on the re-measurement of the estimated fair value of earn-out payments that will be paid in connection with the acquisition of SlimCut. (5) Reflects certain executive severance, recruiting and retention costs. (6) Includes rent expense for our current corporate headquarters during the period of time in which such space was unoccupied as well as expenses relating to the reversal of certain capitalized professional fees. 12Telaria Reconciliations of Net Loss to Adjusted EBITDA (1) Includes sublease income for our former office locations (2) Reflects lease costs for our prior corporate facilities, previously recorded in interest and other income (expenses) which are now required to be recorded in operating expenses as a result of the adoption of ASC 842 (3) Represents acquisition related costs incurred in connection with our acquisition of SlimCut Media ( SlimCut ) in June 2018 (4) Reflects expense incurred based on the re-measurement of the estimated fair value of earn-out payments that will be paid in connection with the acquisition of SlimCut. (5) Reflects certain executive severance, recruiting and retention costs. (6) Includes rent expense for our current corporate headquarters during the period of time in which such space was unoccupied as well as expenses relating to the reversal of certain capitalized professional fees. 12

Important Additional Information No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed merger involving The Rubicon Project, Inc. (“Rubicon Project”) and Telaria, Inc. (“Telaria”). In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the definitive joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2019. Information about Telaria’s directors and executive officers is set forth in the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. 13Important Additional Information No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed merger involving The Rubicon Project, Inc. (“Rubicon Project”) and Telaria, Inc. (“Telaria”). In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the definitive joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2019. Information about Telaria’s directors and executive officers is set forth in the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. 13

Forward Looking Statements This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; 14Forward Looking Statements This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; 14

Forward Looking Statements (continued) Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8‑K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements. 15Forward Looking Statements (continued) Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8‑K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements. 15

The following is a transcript of a joint conference call hosted by Rubicon Project and Telaria.

Rubicon Project and Telaria Merger Script

8am Eastern Time - Thursday, December 19, 2019

SPEAKER: Nick Kormeluk - VP Investor Relations, Rubicon Project

Thank you, operator, and good morning, everyone. We appreciate all of you joining on such short notice.

As a reminder, this conference call is being recorded. Joining me on the call today are Michael Barrett, President and CEO of Rubicon Project; and Mark Zagorski, CEO of Telaria and David Day, CFO of Rubicon Project. I would like to point out that we have posted slides to both company Investor Relations websites to accompany today’s presentation.

Before we start off today I would just like to say that we will be discussing certain matters that inherently involve forward-looking statements and a proposed merger transaction that ultimately may or may not be consummated. As a result, I would caution you to refer to the risk factors included in our SEC reports, where you will find a more detailed discussion of those risks and uncertainties. Also, in connection with the proposed merger that we will be discussing today, we will be filing certain documents, including a proxy statement, with the SEC in the future, which I would encourage all of you who are stockholders to read because they will contain important information. Those documents can be found (when filed) on the SEC’s website.

I will now turn the call over to Michael. Please go ahead.

SPEAKER: Michael Barrett - Chief Executive Officer, Rubicon Project

Thank you, Nick.

Mark and I are pleased to announce that we have entered into a definitive agreement to combine Rubicon Project and Telaria in a stock-for-stock merger. The transaction has been unanimously approved by the Boards of Directors of both companies.

The combination of Rubicon Project and Telaria creates the world’s largest, independent sell-side advertising platform. It will provide programmatic buyers and sellers with a single place for transacting CTV, web, traditional video, audio and mobile advertising inventory unmatched by any other independent exchange.

On top of strengthening the depth in formats we serve, there are numerous key strengths that this combination creates to create significant separation from our programmatic competitors. This is driven by the massive scale of volume we serve, literally hundreds of billions of daily ad requests, to our speed of execution, to our efficiency, to our low cost unit economics, to our data science and our ID initiatives, just to name a few.

This transformative combination builds on our commitment to trust and transparency and accelerates our strategy to provide buyers and sellers with the most efficient paths to every format and channel including CTV. We could not be more excited about the future as we bring together two industry leaders with strong businesses, complementary technical assets and incredible cultures to create a market leader in the industry that will generate significant opportunities for our employees, customers, partners and stockholders.

From the Rubicon Project perspective, despite having a solid video business and a small but rapidly growing CTV business, we were looking at a meaningful investment over an uncertain period of time to position us to effectively and aggressively compete for share in the CTV market with Telaria, SpotX and Freewheel. It is not news to anyone that CTV is an exciting growth opportunity in the digital programmatic market and we’re happy to take on the opportunity in combination with an industry leader with greater scale together than we could separately. We believe it’s just a matter of time before video is more than half of the combined company’s revenues and CTV will be the strongest long term driver.

For the past 2 years, I’ve talked about our 3 key growth drivers – SPO, video and Demand Manager. This transaction reshuffles which will be our largest growth driver but doesn’t change our view that each will drive meaningful future revenue growth for the business.

In fact, we think adding to the video offerings, specifically CTV, is extremely complementary to SPO and Demand Manager.

In SPO, we’ve seen DSPs, agencies and buyers treat CTV differently and retain most key CTV players, outside of the omni-channel sell side platforms, which we believe positions us even stronger in this process over the next 12-18 months.

In the long run, we also see a path to CTV and broader video being sold via header bidding, more specifically in Prebid, and believe the strength that we bring in serving the developing market today as it becomes more mainstream in header bidding allows us to cover the entire market opportunity.

We are very pleased to have come through the challenges presented when I joined nearly 3 years ago now and begin playing offense and bolstering the long term strategic value proposition of Rubicon Project. We were able to organically take a challenged business and restore it to a healthy, growing business with solid financial performance, which provided the opportunity for a transaction like the one we announced today.

M&A has played an important part of our turnaround and differentiation since I joined Rubicon Project - buying nToggle in mid 2017, followed by RTK last quarter and now a game-changing merger with Telaria, which transforms our long term strategic prospects. The enhancement of our revenue growth prospects, combined with the financial discipline we’ve demonstrated historically, makes me very excited about our company’s future.

Before handing over to Mark, I want to highlight that outside of the obvious leadership position Telaria has in CTV, I’m very excited about the combined prospects in web video and adding a great team of people with great strategic relationships.

With that, I will hand things over to Mark, who will assume the role of President and Chief Operating Officer upon closing of the transaction, to share some of his thoughts about today’s deal.

SPEAKER: Mark Zagorski - Chief Executive Officer, Telaria

Thanks Michael!

This transaction is a great deal for both of our shareholders and is an exciting strategic opportunity for both companies. Together, we will have more technology resources, a broader geographic footprint and deeper financial assets to go after the opportunities that exist in digital advertising. This merger allows us to accelerate our growth, while providing additional resources to increase investment and continue to scale our industry-leading CTV technology.

We are two category leaders combining strengths to form the largest independent sell side advertising platform. Telaria is a proven leader in CTV. We have led innovation in the space which has resulted in us partnering with the most premium CTV publishers around the globe. Rubicon Project brings their technical expertise in high speed, high-volume transactions across the entire digital advertising ecosystem. The powerful suite of technology assets that will result from the combined entity will enable us to further broaden and deepen our relationships with publishers, create additional differentiation from our industry peers and help both companies grow share as an independent, transparent and unconflicted alternative to the walled gardens.

As more consumers cut the cord, more CTV content becomes ad-supported and more CTV publishers embrace programmatic technology, our prospects for continued growth are strong.

I’m very excited to add the capabilities that Rubicon Project brings to our combination. Our go to market approach now includes all formats to serve publisher and buyer needs across all platforms. A great example of where we have opportunities to leverage a broader set of solutions is in the APAC region where Telaria has traditionally had a strong CTV and video position. We will now have the ability to offer a complete set of solutions to complement our relationships in that market and others around the globe.

Before I hand the call over to David Day, I would also like to add that we are really excited about bringing the complementary cultures together into one unified force. Both companies have been pioneers in their respective spaces and embody the true spirit of the open internet. Bringing them together will provide a formidable alternative to the market and provide benefits to buyers, sellers and consumers of digital advertising, while delivering bottom line results and helping to enhance shareholder value.

I’ll now turn the call over to David Day.

SPEAKER: David Day - Chief Financial Officer, Rubicon Project

Thanks Mark!

I am also extremely excited about the news of this combination today and want to provide a sense of financial scale of the combined company based on the reported financial results of both companies for the last twelve months ended September 30, 2019.

The companies would have had:

•	Combined revenue of $217 million, an increase of 32% annually over the prior comparable period.

•	Video revenue of $96 million, which includes CTV

•	And a strong balance sheet with approximately $150 million in cash and no debt.

This combination is a stock-for-stock merger. Upon closing, Telaria stockholders will own 47.1% of the combined company, and Rubicon Project stockholders will own 52.9% on a fully diluted basis. The merger agreement has been unanimously approved by each company’s Board of Directors.

The transaction, which is expected to close in the first half of 2020, is subject to the receipt of required regulatory approvals and other customary closing conditions and the approval of stockholders of both companies.

It is estimated that synergies driven from cost reductions related to the transaction will be approximately $15 to 20 million on an annual run-rate basis.

With that I’ll turn the call back over to Michael and Mark.

SPEAKER: Michael Barrett - Chief Executive Officer, Rubicon Project

We’re very happy about today’s news and look forward to updating you as we move through the regulatory process. Mark and I will both see many of you at the Needham conference in NY on January 14th.

SPEAKER: Mark Zagorski - Chief Executive Officer, Telaria

Michael, I couldn’t agree with you more. Thanks all for joining us on short notice for the merger call this morning.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following communications were made by Rubicon Project on December 19, 2019.

LETTER TO PROJECT RUBICON TEAM

From: Michael Barrett

To: All Rubicon Project Employees

Subject: Our Next Chapter

Team,

Today marks the beginning of an exciting new chapter in our company’s history: we have announced our intent to combine with CTV leader Telaria in a stock-for-stock merger that will create the world’s largest independent sell-side ad platform. You can read the press release here.

Rubicon Project has undergone an amazing journey in recent years. Together, we have achieved a remarkable turnaround, restoring the company’s reputation as a programmatic leader and enhancing our client relationships by pursuing a philosophy of openness and transparency. The results speak for themselves: your work has propelled us past numerous financial milestones and earned us scores of new clients.

The journey is not over. It has always been our ambition to enable programmatic transactions of all kinds, including every format. Today’s news is exciting because it better prepares us for one of the largest shifts in the history of advertising: the migration of linear TV spend to programmatic channels. eMarketer projects CTV to grow from $6.9Bn in 2019 to $14.1Bn in 2023 in the US alone. Though we could spend the next two to four years building our own solution, a merger with Telaria enables us to get there far faster.

We believe the transaction will benefit all of Rubicon Project and Telaria’s key stakeholders including customers, partners, stockholders, and of course, employees. The combined company will be an essential partner for programmatic buyers and sellers worldwide, providing a single platform for transacting CTV, desktop display, video, audio, and mobile inventory. And it will do so with scale and resources superior to the competition.

I will be the CEO of the combined company, David Day will be CFO, and Mark Zagorski, Telaria’s current CEO, will be President & COO and be responsible for overseeing Rubicon Project’s CTV business unit and certain aspects relating to the integration of the businesses.

We expect the transaction to close in the first half of 2020, subject to regulatory approvals and customary closing conditions. In the meantime, the companies will remain separate and all day-to-day activities will continue as usual.

We know you have questions and our goal is to answer as many of them as we can. We are going to hold three special All Hands meetings today - one for each region: EMEA at 2:30pm GMT, Americas at 12:30pm EST, and APAC at 9am JST on December 20. Please look for an invite from Corporate Communications shortly, and submit your questions on Slack at #askmichaelanything.

In the next few minutes, I will send a note about this to all our clients and partners. I encourage you to carefully review this communications doc for information about how to talk about this with them.

Thank you for your dedication and enormous contributions to Rubicon Project and I look forward to speaking with you later today in your regional All Hands meeting.

Thank you,

Michael

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

LETTER TO CLIENTS

From: Michael Barrett

To: All Customers and Partners

Subject: Rubicon Project’s Next Chapter

Valued Clients and Partners,

We are excited to inform you that Rubicon Project and Telaria today announced a definitive agreement to combine in a stock-for-stock merger. This will create the industry’s largest independent sell-side advertising platform, a leader in CTV, and an essential partner for buyers.

I will be the Chief Executive Officer of the combined company, and Mark Zagorski, Telaria’s current CEO will be President & COO.

Our goal has always been to help you grow your business across every programmatic format and auction type. Combining with Telaria brings us closer to that vision, and enables us to retain our independence as the industry undergoes a seismic shift: the migration of billions in linear TV ad spend to programmatic channels.

We expect the transaction to close in the first half of 2020, subject to regulatory approvals and customary closing conditions. In the meantime, Rubicon Project and Telaria will remain separate, and both companies will continue to operate in the ordinary course. As always, we are 100% committed to providing you with world-class tools and services, grounded in openness and transparency.

If you’re unfamiliar with Telaria, the company offers one of the best CTV monetization platforms in the world. They are publicly-traded, headquartered in New York City, and have offices across North and South America, EMEA and APAC. You can read more about Telaria on their website, and more about the deal in the press release.

We look forward to updating you after the transaction closes. In the meantime, thank you for your partnership, and if you have any questions, please feel free to contact me or your Rubicon Project account team.

Michael Barrett

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CUSTOMER FAQ

Q1: What is Telaria?

A: Telaria offers one of the best CTV monetization platforms in the world. They are publicly-traded, headquartered in New York City, and have offices across North and South America, EMEA and APAC. You can read more about them on their website.

Q2: Why is Rubicon Project merging with Telaria?

A: Our vision has long been to become an essential partner for buyers and sellers of advertising — a global partner whose tools and expertise make it easy for you to transact programmatically across every format and auction type. Today we are taking a leap towards that vision with the announcement of our definitive agreement to merge with CTV monetization leader, Telaria.

The combination of Telaria’s strength in CTV and video with our technical capabilities, programmatic expertise and scale will enable us to deliver the world’s largest independent sell-side advertising platform: a leader in CTV and an essential partner for buyers.

Q3: What are the terms of the deal?

A: The deal is structured as a stock-for-stock an all-stock merger. What that means is that when it is approved, Telaria stockholders will receive Rubicon Project shares at a predetermined exchange rate. Specifically, each share of Telaria common stock issued and outstanding as of the effective time of the Merger will be converted into the right to receive 1.082 fully paid and nonassessable shares of Rubicon Project common stock, less any applicable withholding taxes.

Q4: When will the merger happen?

A: We expect the merger itself to close in the first half of 2020, subject to regulatory approvals and other customary closing conditions such as the approval of stockholders of both companies. In the meantime, day-to-day activities will continue as usual.

Q5: Why not simply build a CTV solution?

A: Though we had planned to make significant investments in CTV over the next 2-4 years, this transaction accelerates that process significantly. Merging with Telaria is the most efficient path to providing you with the most capable CTV solution.

Q6: The announcement describes the combined company as a sell-side platform. Will you stop serving buyers?

A: Absolutely not. The success of our publisher clients depends on our ability to deliver transparency, efficiency, and innovative tools for buyers. This will never change. That said, our launch of Demand Manager, our acquisition of RTK.io, and our continued belief in Prebid has convinced us that the long term future of our business lies less in the realm of a traditional exchange, and more in software that connects sellers and buyers more efficiently.

Q7: What are the benefits of this merger for me?

A: Our goal is to make it easy for you to transact programmatically across every format and auction type, and provide you with tools and expertise so you can be successful doing it. Combining forces will enable us to do this more effectively and efficiently, while adding significant CTV capabilities and ensuring we have the resources to serve you for years while staying independent and innovative.

Q8: What is going to change?

A: For the time being, nothing will change. It is business as usual. As always, we are 100% committed to providing you with world-class tools and services, grounded in openness and transparency.

Q9: Will my account team change?

A: No, your account team will not change.

Q10: Do you think the merger will be approved?

A: Rubicon Project and Telaria are committed to doing what is necessary to secure the appropriate approvals. We expect the transaction to close in the first half of 2020, subject to regulatory approvals and customary closing conditions.

Q11: What is your plan for CTV if it is not approved?

A: Our goal is to develop robust CTV solutions, and we plan to make significant investments in CTV over the next two-four years independent of this transaction.

Q12: Does this change your commitment to openness and transparency?

A: We remain 100% committed to serving you with the best monetization tools and expertise, world-class client service, and technology built with a philosophy of openness and transparency.

Q13: [For Buyers]: Should I start consolidating my spend now to one of the two companies?

A: No. We recommend operating in a business as usual fashion, just as we are.

Q14: [For Sellers]: Should I start consolidating my video inventory to one of the two companies?

A: No. We recommend operating in a business as usual fashion, just as we are.

Q15: Is Telaria part of Prebid?

A: Telaria is not a Prebid member.

Q16: Does Telaria share Rubicon Project’s commitment to open source?

A: Telaria shares our philosophy of openness and transparency and open-source software will be an important element of what we do as a combined company.

Q17: What will Michael’s role be?

A: Michael will be CEO of the combined company.

Q18: What will Mark Zagorski’s responsibilities be as President & COO of the combined company?

A: Mark will report to Michael and will be responsible for overseeing Rubicon Project’s CTV business unit and certain aspects relating to the integration of the businesses.

Q19: What will be the name of the combined company?

A: We haven’t made any decisions about naming, but will definitely do so before close.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

BLOG POST

A New Chapter: Rubicon Project to Merge with Telaria

By Michael Barrett

It has long been our ambition at Rubicon Project to become an essential partner for buyers and sellers of advertising, a global partner whose tools and expertise make it easy for our clients to transact programmatically across every format and auction type.

Today we’re taking a leap towards that vision by announcing that we and CTV monetization leader Telaria have entered into a definitive agreement to merge.

This transaction will create the world’s largest independent sell-side advertising platform, a leader in CTV and an essential omnichannel partner for buyers.

The news is particularly exciting because of what it means for our ability to execute in CTV. The combination of Telaria’s strong capabilities in this area with our own deep programmatic expertise and scale will be a potent one, and we look forward to bringing it to bear for our clients, just as billions in linear TV ad spends begin a rapid shift to digital.

We expect the merger to close in the first half of 2020, subject to regulatory approvals and customary closing conditions. In the meantime, the companies will remain separate, and both will continue to operate normally.

Though this announcement represents a new chapter for Rubicon Project, we want our clients and partners to rest assured that some things will never change. As always, we are committed to providing you with world-class tools and services grounded in values of openness and transparency.

If you want to read more about the deal, please read the press release.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on

February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Team FAQ

Deal Basics

Q1. What is Telaria?

A: Telaria is a leading CTV monetization platform with key customers, including Hulu, Sling and Pluto. The company has a strong vision for the future of television and video across all devices and significant R&D capabilities in these areas. They are a publicly traded company, headquartered in New York City, with 180 employees across North and South America, EMEA and APAC. See below for more details. You can read more about Telaria on its corporate website here

Q2: Why are we merging with Telaria?

A: The combination of Telaria’s strengths in CTV and video with our technical capabilities, programmatic expertise and scale will enable us to deliver the world’s largest independent sell-side ad platform. The combined company will be positioned to lead across all formats, geographies, and auction types, and will have a significantly stronger financial position.

Q3: What are the terms of the deal?

A: Each share of Telaria common stock issued and outstanding as of the effective time of the Merger will be converted into the right to receive 1.082 fully paid and nonassessable shares of Rubicon Project common stock, less any applicable withholding taxes. Following the merger, Telaria will survive as a wholly-owned subsidiary of Rubicon Project.

Q4: When will the merger happen?

A: Today announced today that we have entered into a definitive agreement to combine Rubicon Project and Telaria in a stock-for-stock merger. We expect the merger itself to close in the first half of 2020, subject to regulatory approvals and other customary closing conditions such as the approval of stockholders of both companies. In the meantime, day-to-day activities will continue as usual.

Q5: The announcement describes the combined company as a sell-side platform. Will we stop serving buyers?

A: Absolutely not. The success of our publisher clients depends on our ability to deliver transparency, efficiency, and innovative tools for buyers. This will never change. That said, our launch of Demand Manager, our acquisition of RTK.io, and our continued belief in Prebid has convinced us that the long term future of our business lies less in the realm of a traditional exchange, and more in software that connects sellers and buyers more efficiently.

Q6: What can I say to clients?

A: All externally approved messaging is in the Seller and Buyer messaging sections of the Communications Plan. Do not share or speculate about anything not included in this document. If a client asks a question not covered in this document, escalate it to your business unit leader or a member of the legal team.

Q7: What should I do if a reporter calls?

A: Please do not engage with reporters without first contacting the Global Corporate Communications team at press@rubiconproject.com.

Q8: Couldn’t we just build a CTV solution ourselves?

A: Though we had planned significant investments in CTV over the next 2-4 years, this transaction accelerates that process significantly. In short, merging with Telaria is the most efficient path to the most capable CTV solution.

Q9: Why is this a merger and not an acquisition?

A: A merger enables us to combine two individually strong companies in a way that wouldn’t be possible if one company acquired the other. The result will be a true market leader that’s stronger than either company would be on its own.

Closing

Q10: How does the closing process work, and what’s the timeline?

A: Because the merger requires the approval of both companies’ stockholders, and an issuance of shares by Rubicon Project, we have to file with the SEC a Registration Statement on Form S-4 and Joint Proxy Statement. We expect that this will be done within a few weeks of signing the definitive agreement.

Once the SEC approves the Joint Proxy Statement, we will distribute it to all stockholders and begin soliciting votes (proxies) in favor of the transaction from our stockholders. Then we will hold a special meeting of our stockholders to vote on the transaction (several weeks after we mail the proxy statement).

Assuming stockholders vote in favor, we can then close within a few days of the stockholder meeting. We will concurrently seek approval of the merger from the Department of Justice (antitrust clearance under the Hart-Scott-Rodino Antitrust Improvement Act), which is typically a 30-day process.

Q11: Is there a chance the deal will not close?

A: That’s always a possibility. However, both sides are committed to doing what is necessary to secure the appropriate approvals.

Q12: Will the stockholders, including employee stockholders, get to vote on the deal? If so, when?

A: Yes. More details will be available when the proxy is filed, which is typically at least two to three weeks after the announcement of the merger.

Q13: Do we think stockholders will be supportive?

A: We believe strongly that the merger is a winning proposition for all parties, including stockholders, and we’ll be working with the Telaria team to ensure the value proposition is well understood.

Q14: What will be the name of the combined company?

A: We haven’t made any decisions about naming, but will definitely do so before close.

Integration

Q15: What does this merger mean for my day-to-day between now and closing?

A: Prior to closing, both businesses will operate separately and all day-to-day activities will continue as usual. As we begin to plan for closing and align the operations of the two businesses, some employees may be asked to join integration teams.

Q16: How will the companies be integrated?

A: The specific integration plan will come together over the first half of 2020.

Q17: Who will make-up the management team of the combined company?

A: Michael Barrett will be CEO, Mark Zagorski will be President & COO and David Day will be CFO. That is all we can share at this time.

Q18: What will Mark Zagorski’s responsibilities be as President & COO of the combined company?

A: Mark will report to Michael and will be responsible for overseeing Rubicon Project’s CTV business unit and certain aspects relating to the integration of the businesses.

Q19: Who will be on the Board of Directors for the combined company?

A: Upon closing, the Board of Directors of the combined company will consist of 9 members, 4 of whom will be from our existing board and 4 of whom will be from Telaria’s board. Additionally, Michael Barrett will be on the board.

Q20: The press release mentions “cost synergies.” Can you say more about this?

A: Identifying synergies are part of any merger or acquisition. These can take many forms including duplicative software and systems, supplier and vendor relationships, real estate, and personnel. We won’t be able to share any more information about this until the deal closes.

Q21: What are the cultural values of Telaria?

A: Both companies have strong yet complementary corporate cultures developed over many years. Each company recognizes its employees are the most significant contributors to its success. That shared cultural value will be the foundation for the integration of the two businesses.

Q22: Will Telaria be run as a separate CTV business unit within Rubicon Project?

A: Our two businesses are complementary, but quite different, so our guiding philosophy will be to avoid unnecessarily disrupting that. The idea is to have them function as a separate business unit at the outset, allow them to focus all their attention on growing their CTV business, while we take on their traditional video inventory--an area that we’ll be able to monetize quite well given our programmatic expertise and scale.

Q23: If they’re going to be a separate business unit, does that mean they’ll have their own [sales/marketing/finance/accounting/etc] departments running alongside of ours?

A: In the period between now and closing, we’ll have time to think about these questions thoughtfully, but we don’t have those answers right now. The most important thing to do in the meantime is stay focused on business as usual.

Q24: Will the technologies be integrated?

A: After closing, we plan to operate two separate platforms for the foreseeable future.

Q25: Does this mean I can start selling Telaria to my customers?

A: The quick answer is not yet. We’re going to remain separate companies until the deal closes, and in the meantime, we’re going to figure out the best way to go to market.

Employee-Specific

Q26: Will there be layoffs?

A: Unfortunately, there will be some layoffs. Though we expect the overall number to be relatively small, we don’t know today who will be affected, and we recognize that this ambiguity is stressful. We won’t be able to share any more information about this until the deal closes.

Q27: Will there be changes to employment contracts, pay and benefits with the merger?

A: Generally speaking, existing employment terms and pay will not change, and the company’s annual merit process will continue in 2020. In terms of benefits, no significant changes are expected for 2020, and we’ll be using the integration process to analyze both companies’ offerings and look for opportunities for further improvement.

Q28: Will our holiday schedule change?

A: Corporate holidays may be modified to align the business needs of the combined businesses. Additional information will be provided after the close of the deal.

Q29: What happens to employee equity?

A: Your Rubicon Project equity will not be affected by the transaction. You will still have the same vested and unvested stock options, unvested restricted stock units, and any shares you own.

Q30: Am I restricted from buying or selling Rubicon Project stock?

A: We are currently in a closed trading window under our Insider Trading Policy. As always, the trading window should open two trading days after we report full year 2019 earnings and file our annual report on Form 10-K with the Securities and Exchange Commission. Whether or not the merger has closed should not have an impact on our trading windows.

Q31: Am I restricted from buying or selling Telaria stock?

A: In light of the potential for insider trading issues, we highly recommend that you refrain from buying or selling Telaria stock.

Other Telaria Facts & Offices

Q32: How many employees does Telaria have?

A: Telaria has approximately 180 employees including 100 employees in publisher/platform/demand sales and operations, 35 employees in technology ops/product/engineering, and 45 employees in general & administrative roles, which includes marketing, communications, finance, accounting, human resources, legal, and executive support.

Q33: Where are Telaria offices?

Telaria is headquartered in New York City, with five additional offices in North America, including three in California based in Los Angeles, San Francisco and Mountain View. Additionally, Telaria has an office in Toronto, Canada.

Telaria has offices around the world including in South America, Europe and APAC. Its South America-based office is located in São Paulo, Brazil. The European offices are located in London, United Kingdom and Paris, France. And, Telaria’s APAC offices are located in Sydney, Australia, Auckland, New Zealand and Singapore, Singapore.

Q34: Will Telaria employees move to Rubicon Project’s offices or Rubicon Project employees move to Telaria’s offices? And will there be office closures?

The goal is to bring the employees from Telaria and Rubicon Project together in cities where we have overlap. In each location, we will assess where it makes the most sense to sit together. It will take a number of months to analyze and decide which office spaces are best suited to host the combined teams or if a new space is needed.

Q35: Should I expect any changes to my office?

We will bring in elements of both businesses to our global offices after the close of the merger. The current look and feel will remain substantially consistent.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KEY MESSAGES - EXTERNAL

DO NOT FORWARD - FOR TALKING POINTS ONLY

General Talking Points

•	Telaria and Rubicon Project Combining in Stock-for-Stock Merger

•	Stock-for-stock merger agreement unanimously approved by each company’s Board of Directors

•	Michael will be CEO of the combined company and Mark will be President & Chief Operating Officer

•

The combined company will have 9 directors, of which 5 will be existing Rubicon Project directors (including Michael Barrett) and 4 will be former Telaria directors including Paul Caine who will serve as Board Chairperson

•	Upon closing, Telaria stockholders will own approximately 47.1% of the combined company, and Rubicon Project stockholders will own approximately 52.9% on a fully-diluted basis

•	Combined will be the Largest Global Independent Sell-Side Advertising Platform

•	Each company is strong on its own. Together they’re even stronger:

•	Both companies bring premium publisher partnerships and unique technical capabilities: Telaria as a leader in CTV, and Rubicon Project as an expert in scaled programmatic operations

•	Combination is single platform for monetizing CTV, desktop display, video, audio, and mobile inventory across all auction types

•	An essential partner for buyers worldwide

•	Superior scale and capabilities to competition

•	Combined, we will be a greater beneficiary of SPO trends

•	Complementary geographic footprints

•	Both companies strong in North America

•	Rubicon Project significant presence in Europe

•	Telaria larger presence in APAC

•	Positioned to Lead In CTV

•

With Telaria’s established market position and technology expertise as the basis for additional growth, the combined company’s technical capabilities and scale will cement it to be the market’s premier CTV monetization platform

•	Company will continue to invest in its offerings for the CTV market, an area which eMarketer projects will grow from $6.9Bn in 2019 to $14.1Bn in 2023 in the US alone, a CAGR of 19%

•	Opportunity to benefit increasing as linear TV budgets move to digital; total linear TV market expected to be $181.45 billion in 2020 according to Zenith

•	Creates Essential Omnichannel Partner for Buyers

•	Combination of Rubicon Project and Telaria will creates an essential omnichannel partner for buyers to reach their target audiences across all formats and devices, anywhere in the world

•	Both companies share a commitment to exceptional client service, industry-leading transparency, robust support for identity solutions and brand-safe, fraud-free premium inventory

•	Strong Combined Financial Profile

•	Combined company will have diversified revenue streams, substantial EBITDA and a strong balance sheet with approximately $150 million in cash and no debt based on September 30, 2019 balances

•	Combination creates both revenue and cost synergies, with expected annual run rate cost synergies of approximately $15-20 million

•	Expect combined company will have substantial operating leverage, which management believes will accelerate the timeline to targeted Adjusted EBITDA margins

•	Businesses are Highly Complementary and Strategic

•	Rubicon Project

•	High volume, low cost transaction platform/expertise for desktop and mobile

•	Strong data science team and scaled engineering team with exchange experience

•	Sales scale to drive the future of high-speed trading across all devices

•	Telaria

•	Leading CTV monetization platform & Strong CTV R&D capabilities

•	Key CTV relationships with market leaders (Hulu, Sling, Pluto)

•	Vision for the future of TV/Video platform across all devices

Seller-Specific Talking Points

•	Telaria and Rubicon Project Combining in Stock-for-Stock Merger

•	Excited to share that today we announced that we have entered into a definitive agreement with Telaria to merge the companies

•	It is our hope that by the end of Q1 this transaction will be approved by both companies’ stockholders and regulators and we will close the transaction

•	In the meantime, it will be business as usual, and we will remain separate companies

•	Michael will be CEO of the combined company; Mark Zagorski, Telaria’s current CEO, will be President & COO and David Day will be the CFO

•	We remain 100% committed to serving you with the best monetization tools and expertise, world-class client service, and technology built with a philosophy of openness and transparency

•	Combined We Will Be the Largest Independent Sell-Side Advertising Platform

•	Goal has always been to help you grow your business with tools and expertise to sell all your inventory programmatically, whatever format, and whatever part of the world you’re in

•

Combined, Rubicon Project and Telaria will help us do this for you more effectively and efficiently, and ensure we have the capabilities and resources to serve you for years while staying independent and innovative

•

Combining Telaria’s industry-leading CTV capabilities with Rubicon Project’s global advertising exchange will create the only independent exchange to enable transactions across CTV, desktop display, video, audio, and mobile at a truly global scale

Buyer-Specific Specific Talking Points

•	Telaria and Rubicon Project Combining in Stock-for-Stock Merger

•	Excited to share that today we announced that we have entered into a definitive agreement with Telaria to merge the companies

•	It is our hope that by the end of Q1 this transaction will be approved by both companies’ stockholders and regulators and we will close the transaction

•	In the meantime, it will be business as usual, and we will remain separate companies

•	Michael Barrett will be CEO of the combined company; Mark Zagorski, Telaria’s current CEO, will be President & COO and David Day will be the CFO

•	We remain 100% committed to serving you with cutting-edge tools and services, world-class client service, and technology built with a philosophy of openness and transparency

•	Combined We Will Be An Essential Omnichannel Partner for Buyers

•	Our goal has always been to be an essential partner for you to reach your target audiences programmatically, across all formats, including CTV, desktop display, video, audio, and mobile inventory

•

Combining forces will enable us to do this more effectively and efficiently, across all geographies and auction types, while ensuring we have the capabilities and resources to serve you for years while staying independent and innovative

Both companies share a commitment to exceptional client service, industry-leading transparency, robust support for identity solutions and brand-safe, fraud-free premium inventory.

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SOCIAL MEDIA MESSAGING

Social Media Post

Big news: we’ve signed an agreement to merge with CTV leader @Telaria. Together, we’ll be the largest independent sell-side ad platform in the world: one company, every format, and an essential omnichannel partner for sellers and buyers alike. Read more here.

Graphic: Rubicon Project x Telaria

Website Copy

We’re merging with CTV leader Telaria to form the world’s largest independent sell-side platform. Read the announcement >>

Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation; potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Rubicon Project intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Rubicon Project and a joint proxy statement of Rubicon Project and Telaria (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Rubicon Project and Telaria. SECURITY HOLDERS OF RUBICON PROJECT AND TELARIA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.” Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018 and the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2019 and April 5, 2019, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018 and the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders, which were filed with the SEC on March 19, 2019 and April 24, 2019, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.